Exhibit 99.1

Guardforce AI Announces LOI to Acquire Twelve Additional Robotics Companies in China

NEW YORK, NY / June 2, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ:GFAI, GFAIW), an integrated security solutions provider, announced today it has signed a supplemental letter of intent (LOI) with Shenzhen Kewei Robot Technology Co., Limited ("Kewei") to acquire an additional twelve robotics companies, which follows the Company’s previously announced definitive agreement to acquire seven robotics companies in China.

The twelve robotics companies are among the leading providers of Robotics-as-a-Service (RaaS) solutions within their respective markets in China and bring established customers and management teams. The 12 companies are located in key economic areas across northeast, northwest, central and southwest China. Most of the provinces served are among the top 20 markets in China for overall economic performance in 2021.

The twelve companies include:

●	Sichuan Qiantu Weian Robot Technology Limited, based in Chengdu, Sichuan Province, China

●	Nanjing Zhongzhi Yonghao Robot Limited, based in Nanjing, Jiangsu Province, China

●	Nanchang Zongkun Intelligent Technology Limited, based in Nanchang, Jiangxi Province, China

●	Xinjiang Keweian Robot Technology Limited, based in Wulumuqi, Xinjiang Province, China

●	Hubei Kewei Robot Technology Limited, based in Wuhan, Hubei Province, China

●	Anhui Keweien Robot Technology Limited, based in Hefei, Anhui Province, China

●	Guizhou Kewei Robot Technology Limited, based in Guiyang, Guizhou Province, China

●	Gansu Keweian Robot Technology Limited, based in Lanzhou, Gansu Province, China

●	Jinan Kewei Robot Technology Limited, based in Jinan, Shandong Province, China

●	Shanxi Keweian Robot Technology Limited, based in Taiyuan, Shanxi Province, China

●	Jilin Kewei Robot Technology Limited, based in Changchun, Jilin Province, China

●	Heilongjinag Kewei Robot Technology Limited, based in Harbin, Heilongjiang Province, China

The total deal value of the target acquisitions is US $18.0 million, which is based on one-time projected average revenues for the twelve companies over the next 5 years. The acquisition is expected to be paid for with a combination of cash (10%) and restricted ordinary shares of the Company (90%) at the previously agreed price of U.S. $2.00 per share. The acquisition is expected to close in the second half of 2022, subject to the execution of a definitive agreement, as well as customary due diligence and closing conditions.

Terence Yap, Chairman of Guardforce AI, commented, “We remain focused on continuing our expansion in China, through further penetration of the robotics market and increasing our presence within key economic areas of China. We are effectively executing on our business strategy and look forward to tapping into the tremendous demand for contactless robotic services, which continues to accelerate as a result of the COVID-19 pandemic, new rules aimed at curbing the spread of infectious diseases, and a desire among customers to improve operating efficiency. We look forward to building on our broad presence within China, as well as expanding our international footprint as we advance towards our goal to become a leading global provider of RaaS services.”

Lei Wang, CEO of Guardforce AI, stated, “As a result of the COVID-19 pandemic and new rules implemented both in China and elsewhere, the demand for contactless solutions is increasing exponentially. These targeted twelve companies, combined with our previously announced acquisitions in China, provide us an established customer base, proven sales and management teams, as well as first-in-class capabilities. Additionally, we look forward to leveraging our robots to support the growth of mobile digital advertising across a wide range of venues. In fact, according to a Statistia.com report, digital ad spending in China is projected to reach approximately US $176 billion by 2026, and we intend to target this opportunity as an important incremental and high margin revenue stream.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection. For more information, visit www.guardforceai.com.

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading "Risk Factors" as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com

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